                                           UNITED STATES DISTRICT COURT
                             NORTHERN DISTRICT OF GEORGIA
                                   ATLANTA DIVISION


____________________________________
                             )
INVACARE CORPORATION and          )
I.H.H. CORP.,                )
                             )
                   Plaintiffs,    )
                             )
         v.                  )    CIVIL ACTION NO:
                             )
HEALTHDYNE TECHNOLOGIES, INC.,    )
CRAIG B. REYNOLDS,                )
J. TERRY DEWBERRY,                )
ALEXANDER H. LORCH,               )
J. LELAND STRANGE,                )
JAMES J. WELLMAN, and             )
J. PAUL YOKUBINAS,           )
                             )
                   Defendants.    )
___________________________________    )


                                     COMPLAINT

         Invacare Corporation ("Invacare") and I.H.H. Corp. ("I.H.H."), as and for their complaint, allege upon knowledge with respect to themselves and their own acts, and upon information and belief as to all other matters, as follows:

                                 NATURE OF THE ACTION

    1. On January 27, 1997, I.H.H., a wholly-owned subsidiary of Invacare, commenced an all-cash, all-shares, fully-priced, premium tender offer for the shares of defendant Healthdyne Technologies, Inc. ("Healthdyne") at a price of $13 per share (the "Offer"). The Offer was

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commenced only AFTER the defendants on Healthdyne's Board of Directors rejected on January 24, 1997 an earlier Invacare offer without even discussing it with Invacare and only after the defendants began taking precipitous and unjustified defensive steps to improperly impede the Offer and entrench the defendant directors, in gross violation of the individual defendants' fiduciary duties. The Offer is conditioned on removal or inapplicability of a number of Healthdyne's anti-takeover devices. Invacare intends, as soon as practicable following consummation of the Offer, to have Healthdyne merge with I.H.H. or another wholly-owned subsidiary of Invacare for the same per share cash consideration as that paid in the Offer (the "Proposed Merger"). The purpose of the Offer and Proposed Merger is to enable Invacare to acquire control of, and the entire equity interest in, Healthdyne.

    2. The Offer is fully financed, non-coercive and fair to Healthdyne's shareholders. The Offer represents a premium of more than 45% over the market price for Healthdyne's shares as of December 31, 1996, the trading day prior to Invacare's January 2, 1997 initial proposal for the acquisition of Healthdyne. The Offer and Proposed Merger do not pose any threat to the interests of Healthdyne's shareholders or to Healthdyne's corporate policy.

    3. On January 24, 1997, Healthdyne issued a press release rejecting Invacare's earlier offer out of hand -- even though Healthdyne had not negotiated or even discussed with Invacare the merits of Invacare's proposal. Moreover, prior to issuance of the press release, Healthdyne began taking defensive measures designed to improperly impede the Offer and to entrench the incumbent directors. On January 23, 1997, Healthdyne's Board of Directors, at a special meeting, amended Healthdyne's bylaws to (1) delete a provision specifying the date of the annual meeting

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of shareholders if not otherwise set by the Board of Directors, and (2) opt into the so-called "Fair Price Requirements" of the Georgia Business Corporation Code (the "GBCC"), O.C.G.A. Sections 14-2-1110 through 14-2-1113 (the "Fair Price Statute"), into which Healthdyne could have opted at any time in its corporate history, but chose not to do so until immediately before rejecting Invacare's offer. These actions, taken contemporaneously with rejection of Invacare's offer, when viewed in context, clearly had only one purpose in mind: to impede Healthdyne's shareholders from considering the Offer and to entrench the incumbent directors, in violation of Georgia law and the individual defendants' fiduciary duties.

    4. Healthdyne has available various other anti-takeover devices, including a "poison pill" shareholder rights plan and the "Business Combinations With Interested Stockholders" provisions of the GBCC, O.C.G.A. Sections
 14-2-1131 through 14-2-1133 (the "Business Combination Statute"), which it may rely on in an attempt to block the Offer. Healthdyne's "poison pill" shareholder rights plan contains a set of draconian and illegal redemption and amendment restrictions which severely limit its shareholders' right to elect new directors not approved by the incumbent management. In light of their refusal even to discuss an acquisition and in light of the defensive measures they have already precipitously taken in response to Invacare's proposals, the defendants may also attempt to adopt other defensive measures designed to impede, delay, or prevent consummation of the Offer and the Proposed Merger and to improperly entrench the incumbent directors.

    5. Given the premium price and fair structure of the Offer and Proposed Merger and its substantial value to Healthdyne's shareholders, Healthdyne should not be allowed to deprive its

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 shareholders of the opportunity to decide upon the merits of the Offer and
Proposed Merger for themselves. Use of Healthdyne's anti-takeover devices and other defensive measures against the Offer and Proposed Merger -- which Healthdyne has already begun to undertake in response to Invacare's proposals, as evidenced by the eleventh-hour bylaw amendments -- represents an unreasonable response to the Offer and Proposed Merger in violation of the individual defendants' fiduciary duties.

    6. Healthdyne's use of anti-takeover devices to obstruct the Offer and Proposed Merger will deprive its shareholders of the opportunity to decide upon their merits for themselves and will cause Invacare irreparable injury as a result of the loss of the unique opportunity to acquire control of Healthdyne. Moreover, the presence of such devices is causing confusion and uncertainty in the market for public securities because investors do not know whether they will be able to avail themselves of an advantageous financial offer. Thus, the defendants' use of these illegal measures must be enjoined.

    7.   Plaintiffs bring this action for injunctive and/or declaratory relief:

         (a) to prevent the existing director-entrenching anti-takeover devices and other defensive measures of Healthdyne, including the Dead-Hand Provision (as defined below), from impeding or delaying shareholder consideration of plaintiffs' Offer and Proposed Merger in violation of Georgia law and the individual defendants' fiduciary duties;

         (b) to prevent the application of certain Georgia statutes -- such as the Fair Price Statute, which Healthdyne recently rushed to opt into, and the Business Combination Statute -- to plaintiffs' Offer and Proposed Merger; and

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         (c)  to prevent the defendants from otherwise taking additional actions to impede or delay shareholder consideration of plaintiffs' Offer and Proposed Merger, which Offer and Proposed Merger are being made in compliance with all applicable laws, obligations, and agreements.

                                JURISDICTION AND VENUE

    8.   This action is brought pursuant to the Supremacy Clause (art. VI, cl.
2) and the Commerce Clause (art. I, Section 8, cl. 3), and the Due Process Clause (amends. V and XIV) of the United States Constitution; O.C.G.A. Sections 14-2-624, 14-2-1110 ET SEQ., and 14-2-1131 ET SEQ.; principles of common law; and the federal Declaratory Judgments Act, 28 U.S.C. Section 2201. Pursuant to Rule 24(c) of the Federal Rules of Civil Procedure, plaintiffs call the attention of the Court to 28 U.S.C. Section 2403, pursuant to which the Court shall notify the state attorney general of any action in which the constitutionality of any statute of a state is drawn into question.

    9. The Court has jurisdiction of the subject matter of this action pursuant to 28 U.S.C. Sections 1331, 1332(a), and 1367(a). The plaintiffs and defendants are citizens of different states, and the matter in controversy exceeds the sum of $75,000, exclusive of interest and costs.

    10. Venue is proper in this district pursuant to 28 U.S.C. Sections 1391(a)-(c).
                                     THE PARTIES

    11. Plaintiff Invacare is an Ohio corporation with its principal place of business in Ohio. Invacare designs, manufactures, and distributes an exclusive line of medical equipment for the home health care and extended care markets. Invacare owns common stock of Healthdyne.


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    12.  Plaintiff I.H.H. is a Delaware corporation with its principal place of business in Ohio. It is a wholly-owned subsidiary of Invacare, was organized to acquire control of Healthdyne, and has not conducted any unrelated activities since its organization. I.H.H. owns common stock of Healthdyne.

    13. Defendant Healthdyne is a Georgia corporation with its principal place of business in Georgia. It is engaged in the business of designing, manufacturing, and marketing technologically advanced medical devices, primarily for use in the home, as well as in specialized clinical settings.

    14.  Defendants Craig B. Reynolds, J. Terry Dewberry, Alexander H. Lorch,
J. Leland Strange, James J. Wellman, and J. Paul Yokubinas (the "Director Defendants") are directors of Healthdyne and residents of Georgia. The Director Defendants constitute six of the seven members of Healthdyne's Board of Directors.
                            THE OFFER AND PROPOSED MERGER

    15. On January 27, 1997, I.H.H. commenced a tender offer for all outstanding shares of Healthdyne common stock (together with the associated preferred stock purchase rights issued pursuant to the Rights Agreement between Healthdyne and Trust Company Bank, dated as of May 22, 1995 (the "Poison Pill")), at the price of $13 per share net to the seller in cash. The Offer is conditioned, INTER ALIA, upon:

    (a) Invacare and I.H.H. being able to acquire a total of at least 51% of Healthdyne's shares;

    (b) Healthdyne's Poison Pill being redeemed, invalidated, or otherwise rendered inapplicable;


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    (c)  I.H.H. being satisfied that the provisions of the Business Combination
         Statute, O.C.G.A. Sections 14-2-1131 through 14-2-1133, do not apply to prevent or impede the Offer or the Proposed Merger; and

    (d) I.H.H. being satisfied that the provisions of the Fair Price Statute, O.C.G.A. Sections 14-2-1100 through 14-2-1113, do not apply to prevent or impede the Offer or the Proposed Merger or are invalid, or that the Proposed Merger may be consummated without any approval required under such sections at a price per share not in excess of the price per share to be paid in the Offer.

The Offer is explicitly not subject to plaintiffs' receipt of financing for the Offer or the Proposed Merger.

    16. The Offer is being made in conformity with the Williams Act (Sections 14(d)-(e) and 28 of the Securities Exchange Act of 1934), 15 U.S.C. Sections 78n(d)-(e) and 78bb, and the rules and regulations promulgated thereunder by the Securities and Exchange Commission ("SEC"), 17 C.F.R. Section 240.14d-1 ET SEQ. (collectively, the "Williams Act"). The Williams Act is a comprehensive federal statute which regulates all interstate tender offers.

    17. As soon as practicable following consummation of the Offer, Invacare will seek to have Healthdyne consummate the Proposed Merger with I.H.H. The purpose of the Proposed Merger is to acquire all shares not tendered and purchased pursuant to the Offer or otherwise. Pursuant to the Proposed Merger, each then outstanding Healthdyne share would be converted into the right to receive an amount in cash equal to the price per share paid pursuant to the Offer.

    18. Invacare also intends, if necessary, to nominate a slate of new directors (the "New Directors") for election at Healthdyne's next annual meeting. Healthdyne's bylaws require that, under current circumstances, notice of nominations for directors must be made between February 22, 1997 and March 24, 1997. If elected, the New Directors would be committed, subject to their

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obligations to Healthdyne's shareholders under Georgia law, to: (a) redeeming or amending the Poison Pill; (b) approving the Offer and the Proposed Merger for purposes of the Fair Price Statute; (c) approving the Offer and the Proposed Merger for purposes of the Business Combination Statute; (d) causing Healthdyne to execute an agreement and plan of merger with respect to the Proposed Merger;
(e) approving, submitting, and recommending to the shareholders of Healthdyne approval of the Proposed Merger; and (f) taking such other action as may be required to expedite the prompt consummation of the Offer and the Proposed Merger.

    19. The purpose of the Offer and the Proposed Merger is to enable Invacare to acquire control of, and the entire equity interest in, Healthdyne.

    20. The Offer and Proposed Merger are clearly in the best interests of Healthdyne's shareholders. The Offer is a fully financed, all-cash offer, available to all Healthdyne shareholders, for all outstanding shares; it is not "front-end loaded" or otherwise coercive in nature. The Proposed Merger would permit shareholders who did not tender their shares in the Offer to receive the same cash consideration per share as shareholders who tendered in the Offer. The Offer and Proposed Merger price represents a full and fair value to Healthdyne's shareholders.

    21. The Offer and Proposed Merger provide Healthdyne's shareholders with the opportunity to realize a premium of more than 45% over the market price of their shares as of December 31, 1996, the trading day prior to Invacare's initial January 2, 1997 proposal to acquire Healthdyne. The closing price quotation of Healthdyne shares on December 31, 1996 was $8.88 per share.

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    22.  The Offer and Proposed Merger do not pose any threat to the interests of Healthdyne's shareholders or to Healthdyne's corporate policy and effectiveness.

    23. The Offer and Proposed Merger comply with all applicable laws, obligations, and agreements. The Offer documents fairly disclose all information material to the decision of Healthdyne's shareholders whether to accept or reject the Offer, in compliance with plaintiffs' obligations under all applicable securities laws. Plaintiffs are making the filings required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

    24. Nevertheless, the Offer and Proposed Merger cannot be completed successfully unless Healthdyne's anti-takeover devices are removed. Given the premium price and fair structure of the Offer and the Proposed Merger, Healthdyne and the Director Defendants should remove these barriers and assist plaintiffs in obtaining any necessary regulatory approvals. In any event, Healthdyne and the Director Defendants should not be permitted to delay consummation of the Offer or Proposed Merger by litigation in other forums, including litigation on the propriety of its anti-takeover devices.

             HEALTHDYNE'S REFUSAL TO DISCUSS A TRANSACTION WITH INVACARE

    25. In late summer of 1996, Thomas R. Miklich, Invacare's Chief Financial Officer and General Counsel, contacted Robert Johnson, a Healthdyne officer, and indicated that Invacare would be interested in discussing a potential combination of the two entities. Mr. Johnson responded shortly thereafter that Healthdyne's Board of Directors had determined that Healthdyne was not for sale.


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    26.  Shortly thereafter, A. Malachi Mixon, III, Invacare's Chairman and
Chief Executive Officer, called Craig B. Reynolds, Healthdyne's President and Chief Executive Officer, with the intent of inquiring about a potential combination. This call was never returned. Mr. Mixon then suggested to an acquaintance who had a business relationship with Healthdyne's former parent that a combination of Invacare and Healthdyne would be beneficial to the shareholders of both. He also requested that the acquaintance inform Parker H. Petit, Chairman of Healthdyne's Board of Directors, of Invacare's interest. Within a few days, Mr. Mixon received a terse voice mail message from Mr. Petit in which Mr. Petit stated, and then repeated, that Healthdyne was not for sale.

    27. Less than a week after receiving Mr. Petit's voice mail message, Mr. Mixon encountered Mr. Reynolds at a trade show and suggested that Invacare and Healthdyne meet to discuss the potential for a transaction, as he felt it would be beneficial for shareholders of both companies. Mr. Reynolds responded that he was not in a position to schedule such a meeting because Healthdyne's Board had previously decided that Healthdyne was not for sale.

    28. On January 2, 1997, Mr. Mixon called Mr. Reynolds and was told that he was in a meeting and unable to take Mr. Mixon's call. Mr. Mixon then indicated that he was faxing a confidential letter (the "January 2 Letter") and requested that Mr. Reynolds' secretary hand the letter directly to Mr. Reynolds. He then asked that Mr. Reynolds call him once he had the opportunity to review the letter. Mr. Reynolds did not and has not to date called Mr. Mixon.

    29. In the January 2 Letter to Mr. Reynolds and the members of Healthdyne's Board, Mr. Mixon proposed to acquire Healthdyne through a negotiated merger transaction with

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Healthdyne in which Healthdyne shareholders would receive $12.50 per share in cash, although Mr. Mixon added that Invacare would be prepared to discuss all aspects of the proposal, including structure and economics. Mr. Mixon also asked for a response by January 10, 1997.

    30. On January 8, 1997, Mr. Reynolds responded in a brief letter, indicating that he was forwarding the January 2 Letter to Healthdyne's Board for consideration at its regularly scheduled meeting at some unspecified time in February. He added that Healthdyne's response to the January 2 Letter could be expected thereafter.

    31. Because combining Healthdyne and Invacare is an urgent issue of great importance to the shareholders of both companies, Invacare restated its offer to acquire Healthdyne through a negotiated merger at $12.50 per share in a letter to Mr. Reynolds dated January 10, 1997 (the "January 10 Letter"), which was publicly released. In the January 10 Letter, Mr. Mixon informed Healthdyne that Invacare was "disappointed that Healthdyne has chosen to defer its consideration for such a long time without seeking any discussions with [Invacare]." Mr. Mixon pointed out that the offer -- representing "a 40% premium over [Healthdyne's] year-end stock price" -- was "an excellent opportunity for the shareholders of Healthdyne to realize full value for their shares to an extent not likely to be available to them in the marketplace absent [Invacare's] offer." Mr. Mixon concluded the January 10 Letter by offering "to discuss all aspects of" the offer "[i]n the context of a negotiated, friendly transaction."

    32. On the same day, January 10, Healthdyne issued a press release in response to the January 10 Letter. The press release stated that Healthdyne's Board of Directors would consider

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Invacare's proposal "in due course", but failed even to give an indication of when such consideration would take place.

    33. On January 24, 1997, Healthdyne issued a press release summarily rejecting Invacare's offer without negotiating or even discussing it with Invacare. On that same day, Healthdyne filed a Form 8-K with the Securities and Exchange Commission indicating that on the previous day, January 23, 1997, Healthdyne's Board of Directors had amended Healthdyne's bylaws to (1) delete a provision specifying the date of the annual meeting of shareholders if not otherwise set by the Board, and (2) opt into the Fair Price Statute, O.C.G.A.
Section 14-2-1110 ET SEQ.

    34. As indicated by the foregoing, Healthdyne has refused even to meet with Invacare to consider or discuss a combination or merger with Invacare and has in response to Invacare's proposals already begun taking precipitous measures to improperly impede shareholder consideration of the Offer and entrench the current directors.

                     HEALTHDYNE'S POISON PILL, THE POISON PILL'S
                  DEAD-HAND PROVISION, AND OTHER DEFENSIVE MEASURES

    35. Healthdyne has at its disposal various anti-takeover devices and other defensive measures -- including the Poison Pill, the Fair Price Statute, and the Business Combination Statute -- which Healthdyne may use illegally to attempt to block the Offer and Proposed Merger and to entrench the Director Defendants.

    36. Given the premium price and fair structure of the Offer and the Proposed Merger and their substantial value to Healthdyne's shareholders, use of Healthdyne's Poison Pill or other anti-takeover devices to prevent consummation of the Offer would represent an unreasonable

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response to the Offer and Proposed Merger, would foreclose effective shareholder action, and would violate the Director Defendants' fiduciary duties.

    37. Healthdyne's Poison Pill was adopted WITHOUT a vote of Healthdyne's owners -- the shareholders. The Poison Pill was expressly designed to inflict massive economic penalties on a potential acquiror and to prevent the owners of Healthdyne from accepting an offer to purchase their shares without the prior approval of the incumbent Board.

    38. As part of the Poison Pill, Healthdyne authorized and declared a dividend of one capital stock purchase right (a "Right") for each share of common stock of Healthdyne, payable to shareholders of record as of the close of business on May 22, 1995. The Rights will expire on May 22, 2005 (the "Final Expiration Date"), unless the Rights are earlier redeemed or the Final Expiration Date is extended.

    39. Each Right initially entitles the holder to purchase one one-hundredth of a share of Healthdyne Series B Cumulative Preferred Stock at a price of $50.

    40. The Poison Pill provides that the Rights do not become exercisable until the "Distribution Date". The "Distribution Date" is the earlier of (a) ten business days following a public announcement that an acquiror has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares (the "Stock Acquisition Date"), or (b) ten business days after the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of the outstanding shares. After the Distribution Date, the Rights will trade separately from the shares.


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    41.  Healthdyne's Poison Pill has both a "flip-in" feature and a
"flip-over" feature. Each feature operates somewhat differently, but both are designed to inflict massive economic punishment on an acquiror that is not favored by current management.

         FLIP-IN

    42. After the Distribution Date, any of a number of "triggering events", most significantly any person or group of affiliated or associated persons becoming the beneficial owner of 20% or more of the outstanding common stock of Healthdyne, will entitle each holder of a Right (EXCEPT the acquiror and its affiliates and associates) to buy $100 worth of Healthdyne shares for $50 per Right. This "flip-in" feature flagrantly discriminates against an acquiror by diluting its holdings and increasing massively the number of shares the acquiror would have to purchase in order to consummate a merger.

         FLIP-OVER

    43. After the Stock Acquisition Date, similar "triggering events", most significantly a merger in which Healthdyne is not the surviving corporation or its common stock is changed or exchanged, would also entitle each holder of a Right to purchase $100 worth of the acquiring company's shares for $50 per Right. This "flip-over" feature subjects the acquiring company to a massive half-price sale of its own stock, drastically diluting the interest of its other shareholders and thereby impairing its capital structure.

    44. The obvious purpose of the flip-in and flip-over features is to render an attempted acquisition of Healthdyne financially impossible without the approval of the incumbent directors. Furthermore, as described below, the purported terms of the Poison Pill provide that, in many

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instances, its effects can only be avoided by approval of the incumbent directors or their hand-picked successors. Unless the Poison Pill is redeemed or otherwise nullified, Healthdyne's shareholders will be deprived of the opportunity to decide whether they want to accept Invacare's all-cash, all-shares, non-coercive Offer. Recognizing the insurmountable barriers posed by the Poison Pill, Invacare has made its Offer conditional upon the voluntary or court-ordered redemption, amendment, or invalidation of the Rights.

         DEAD-HAND CONTROL

    45. Healthdyne's Poison Pill has an illegal aspect which is not found in most poison pills: it contains a set of redemption and amendment restrictions commonly referred to as a "dead-hand" provision (the "Dead-Hand Provision"). The Dead-Hand Provision serves no purpose other than to discourage acquisition activity by making a proxy contest to replace the present Board futile. The Poison Pill provides methods for removing its punitive provisions through redemption or amendment. However, under the Dead-Hand Provision, once a potential acquiror has amassed 15% of Healthdyne's outstanding shares OR replaced a majority of the directors through a proxy solicitation, the Poison Pill can only be redeemed by Healthdyne's current Board or their hand-picked successors (collectively "Dead-Hand Continuing Directors"). Furthermore, the Dead-Hand Provision provides that the Poison Pill can be amended ONLY by Dead-Hand Continuing Directors.

    46. Accordingly, even if Healthdyne's shareholders at the next annual meeting vote to replace all incumbent directors with New Directors who support the Offer and Proposed Merger, the New Directors purportedly could not redeem or amend the Poison Pill to permit the

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shareholders to get the benefit of the Offer and the Proposed Merger because, presumably not having been approved by the incumbents, they would not be Dead-Hand Continuing Directors. Moreover, after such election, NO ONE would have any power to redeem or amend the Poison Pill, and the shareholders, who by their vote will have expressed their desire to accept plaintiffs' Offer, would be effectively prevented from accepting it until the expiration of the Rights in 2005.

                        ILLEGALITY OF THE DEAD-HAND PROVISION

    47. By purporting to remove from all directors other than Dead-Hand Continuing Directors the power to redeem or amend the Poison Pill in many instances, the Dead-Hand Provision severely handicaps future boards to the point of rendering future proxy contests futile and effectively impossible. Under O.C.G.A. Sections 14-2-803 and 14-2-808 and Healthdyne's bylaws, the shareholders of Healthdyne have the right to elect and remove directors. By taking from the shareholders this basic and fundamental right, the director-entrenching Dead-Hand Provision blatantly violates Georgia law.

    48. Further, under O.C.G.A. Section 14-2-801, duly elected directors are empowered to exercise all corporate powers and to direct the management of the business and affairs of a corporation, subject only to limitations contained in the corporation's articles of incorporation. Because the Dead-Hand Provision, which is not contained in the articles of incorporation, limits the ability of future directors who are not Dead-Hand Continuing Directors to direct the management of the business and affairs of the corporation by prohibiting them from redeeming or modifying the Poison Pill to permit Healthdyne's shareholders to consider a tender offer or merger proposal such directors support, the Dead-Hand Provision violates Georgia law.

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    49.  Because the Dead-Hand Provision violates O.C.G.A. Sections 14-2-801,
14-2-803, and 14-2-808, it is void and unenforceable under Georgia law. If Georgia law does permit the Dead-Hand Provision, the Georgia law conflicts with the Williams Act in violation of the Supremacy Clause of the United States Constitution and impermissibly burdens interstate commerce in violation of the Commerce Clause of the United States Constitution.
ILLEGALITY OF INVOKING THE POISON PILL TO BLOCK THE OFFER AND PROPOSED MERGER

    50. There is no reasonable basis for concluding that the Offer and Proposed Merger pose a threat of any kind to the shareholders of Healthdyne. If the shareholders deem the Offer to be inadequate, they, the owners of Healthdyne, can reject Invacare's Offer and Proposed Merger by refusing to tender their shares.

    51. Indeed, the only potential harm Healthdyne's shareholders now face is that posed by Healthdyne's refusal to redeem or amend the Poison Pill, which refusal will make it prohibitively expensive for plaintiffs to consummate the Offer even if the shareholders want to accept it.

    52. Given the premium price and fair structure of the Offer and the Proposed Merger, Healthdyne and the Director Defendants should redeem the Rights under the provisions of the Poison Pill, or amend the Poison Pill to make the Rights inapplicable to the Offer and Proposed Merger, so as to enable the shareholders to exercise their right as the owners of Healthdyne to decide upon the merits of the Offer and Proposed Merger for themselves.

    53. The Director Defendants' failure to redeem the Rights or amend the Poison Pill violates the Director Defendants' fiduciary duties because it will deny the shareholders of

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Healthdyne, including plaintiffs, meaningful access to or control over the assets of Healthdyne and will hinder or prevent the shareholders of Healthdyne, including plaintiffs, from exercising their fundamental shareholder rights under Georgia law.

                            THE GEORGIA FAIR PRICE STATUTE

    54.  The Fair Price Statute, O.C.G.A. Sections 14-2-1110  through
14-2-1113, ostensibly intended to assure fair treatment of shareholders of Georgia corporations in corporate takeovers, imposes substantial restrictions on business combinations involving interested shareholders (E.G., beneficial owners of 10% or more of the voting power of the shares of the corporation). The Fair Price Statute was designed to impede coercive two-tier tender offer and merger transactions in which the acquiror first makes a premium tender offer to obtain a major stock interest in the corporation and then attempts to acquire total ownership by effecting a "freezeout merger" in which minority shareholders who do not participate in the initial tender offer may receive substantially less valuable consideration than those who tendered earlier. The Fair Price Statute was thus designed to impede discriminatory two-step transactions, not tender offer and merger transactions such as plaintiffs' fully priced, all-cash, non-coercive Offer and Proposed Merger, under which all shareholders will receive the same consideration in the Offer and the Proposed Merger.

    55. The Fair Price Statute prohibits business combinations between a Georgia corporation and an interested shareholder unless: (a) the transaction is unanimously approved by the "continuing directors" of the corporation (I.E., those who were directors prior to the interested shareholder becoming such and are unaffiliated with the interested shareholder); (b) the transaction is approved by two-thirds of the continuing directors and a majority of shares held by shareholders other than the interested shareholder; or (c) the interested shareholder meets certain so-called "fair price" and procedural requirements set out in the statute.

    56. Absent continuing director approval, the so-called "fair price" provisions of the statute require that an interested shareholder, in effecting a business combination subsequent to having consummated a tender offer, must pay to all shareholders who did not tender into the initial offer a sum which is at least equal to the HIGHEST of (1) the highest per share price paid by the interested shareholder for any shares of the same class or series within the two-year period prior to the date of the first public announcement of the proposed business combination; (2) the price paid in the transaction in which the interested shareholder first became an interested shareholder (I.E., the tender offer); or (3) the highest closing sale price for the stock on its principal stock exchange during the 30 days including and immediately preceding
(a) the date of the first public announcement of the proposed business combination, or (b) the date on which the interested shareholder first became an interested shareholder (I.E., the date on which the tender offer was consummated), whichever is higher.

    57. Thus, by a rigid statutory formula, the Fair Price Statute fixes the price at which an interested shareholder may effect a business combination with a Georgia corporation absent unanimous or supermajority approval of the business combination by the incumbent board of directors.

    58. Moreover, while the Fair Price Statute purports only to require "fair" and "equal" treatment of all shareholders in a takeover situation, the fixed price which must be paid to non-tendering shareholders may actually have to be GREATER than the price paid to tendering shareholders. Such would be the case, for example, in situations where the closing price for the corporation's stock on any day of the 30 days preceding consummation of the tender offer is inflated above the tender offer price, whether by anomalous or manipulative trading activity or otherwise. In such a situation, the terms of the Fair Price Statute would purport to impose an unfair economic penalty upon the interested shareholder and could mandate an additional premium for non-tendering shareholders beyond the premium already reflected in the tender offer price received by tendering shareholders. In so doing, the Fair Price Statute directly contravenes its ostensible purpose of assuring equal treatment for all shareholders. The statute also discourages premium, non-coercive, two-step tender offer and merger transactions by subjecting potential acquirors committed to paying all shareholders equal consideration to the risk that they would never be able to consummate a tender offer.

    59. The Fair Price Statute applies only if the corporation elects in its bylaws to be covered by the statute. Healthdyne could have opted into the Fair Price Statute at any time in its corporate history, but chose not do so until immediately before rejecting Invacare's prior offer.

    60. In contrast, Healthdyne's bylaws have contained provisions "opting-in" to the Business Combination Statute since at least December 31, 1995, the year in which a majority of Healthdyne's common stock was distributed to the public.

    61. The Offer price is higher than both (i) the highest per share price paid by plaintiffs for any shares acquired by them within the two-year period immediately prior to January 10, 1997, when Invacare first publicly announced its proposal to acquire Healthdyne, and (ii) the highest closing price of Healthdyne shares during the 30-day period including and immediately preceding January 10, 1997. Thus, if the highest closing price of Healthdyne shares during the 30-day period including and immediately preceding the date of consummation of the Offer is in excess of the Offer price and the continuing directors do not approve the Offer and Proposed Merger, the terms of the Fair Price Statute would prevent the Proposed Merger from being consummated at the same per share price as the Offer.

    62. Given the premium price and fair structure of the Offer and Proposed Merger, Healthdyne and the Director Defendants should approve the Offer and Proposed Merger for purposes of the Fair Price Statute. The Director Defendants' failure to approve the Offer and Proposed Merger for the purposes of the Fair Price Statute violates the Director Defendants' fiduciary duties because it will deny the shareholders of Healthdyne, including plaintiffs, meaningful access to or control over the assets of Healthdyne and will hinder or prevent the shareholders of Healthdyne, including plaintiffs, from exercising their fundamental shareholder rights under Georgia law.

                         GEORGIA BUSINESS COMBINATION STATUTE

    63. The Georgia legislature designed the Business Combination Statute, O.C.G.A. Sections 14-2-1131 through 14-2-1133, to impede coercive and inadequate tender offers, NOT non-coercive, premium tender offers like the Offer. The statute provides that no business combination may be consummated by a resident domestic corporation with an interested shareholder (E.G., a beneficial owner of 10% or more of the voting power of the shares of the corporation) for five years from the date the interested shareholder became an interested shareholder, unless:

    (a) before the person became an interested shareholder, the Board approved either (i) the person's becoming an interested shareholder or (ii) the business combination;

    (b) in the transaction in which the person became an interested shareholder, the interested shareholder became the beneficial owner of at least 90 percent of the resident domestic corporation's shares (other than certain defined "Insider Shares"); OR

    (c) after becoming an interested shareholder, the person (i) acquires additional shares resulting in the interested shareholder owning at least 90 percent of the shares, not including Insider Shares, and (ii) the business combination is approved by a majority of the shares not owned by insiders or the interested shareholder.

    64. Given the premium price and fair structure of the Offer and Proposed Merger, the Director Defendants' failure to approve the Offer and the Proposed Merger for the purpose of the Business Combination Statute violates the Director Defendants' fiduciary duties because it will deny the shareholders of Healthdyne, including plaintiffs, meaningful access to or control over the assets of Healthdyne and will hinder or prevent the shareholders of Healthdyne, including plaintiffs, from exercising their fundamental shareholder rights under Georgia law.
                                  IRREPARABLE INJURY

    65. Healthdyne's and the Director Defendants' reliance upon and refusal to remove or nullify Healthdyne's anti-takeover devices and other defensive measures so as to obstruct the Offer or Proposed Merger will (a) deny plaintiffs meaningful access to or control over the assets of Healthdyne, (b) hinder or prevent plaintiffs from exercising their fundamental shareholder rights under Georgia law and (c) cause plaintiffs irreparable injury as a result of the loss of the unique opportunity to acquire control of Healthdyne. These injuries will be suffered directly by plaintiffs and are separate and distinct from the injuries that such actions will cause Healthdyne's other shareholders, who will be deprived of the fundamental right to decide for themselves whether or not to accept the Offer and sell their shares for a substantial premium.

    66. Plaintiffs have no adequate remedy at law. Only through the exercise of the Court's equitable powers will plaintiffs be protected from immediate and irreparable injury. Unless the Court enjoins the application of Healthdyne's anti-takeover devices to the Offer and Proposed Merger and enjoins Healthdyne and the Director Defendants from impeding the Offer or Proposed Merger by any other defensive measures, including litigation in other forums, plaintiffs will be (a) precluded from consummating the Offer, which is conditioned on invalidation or inapplicability of Healthdyne's anti-takeover devices, (b) denied any meaningful access to or control over the assets of Healthdyne, and
(c) hindered in or prevented from exercising their fundamental shareholder rights under Georgia law. Should that occur, plaintiffs will have lost the unique opportunity to acquire control of Healthdyne and the shareholders of Healthdyne will have lost their opportunity to tender their shares for a 45% premium over the market price of Healthdyne's shares as of December 31, 1996, the trading day prior to Invacare's initial proposal for the acquisition of Healthdyne.
                          DECLARATORY AND INJUNCTIVE RELIEF
    67. The Court may grant the declaratory and injunctive relief sought herein pursuant to 28 U.S.C. Section 2201 and Fed. R. Civ. P. 57 and 65. A substantial controversy exists between the parties, as demonstrated by (a) the defendants' January 24, 1997 rejection of Invacare's January 2, 1997 initial proposal for the acquisition of Healthdyne, (b) defendants' unwillingness even to meet with plaintiffs to consider or discuss a combination or merger despite plaintiffs' premium, all-cash

Offer, (c) the defendants' eleventh-hour adoption of bylaw amendments in response to Invacare's proposal, which amendments are designed to entrench the Director Defendants and to impede the Offer and Proposed Merger, (d) the defendants' failure to redeem or amend the Poison Pill, and (e) the defendants' failure and refusal to approve the Offer and Proposed Merger for the purposes of the Fair Price Statute and the Business Combination Statute. The adverse legal interests of the parties are real and immediate. The existence of this controversy is causing confusion and uncertainty in the market for public securities because investors do not know whether they will be able to avail themselves of an advantageous financial offer. The granting of the requested declaratory and injunctive relief will serve the public interest by affording relief from such uncertainty and by avoiding delay.

                                       COUNT I

                   INJUNCTIVE AND DECLARATORY RELIEF - DEAD-HAND
              PROVISION - VIOLATION OF GEORGIA BUSINESS CORPORATION CODE

    68. Plaintiffs repeat and reallege each allegation contained in Paragraphs 1 through 67 of this Complaint as if fully set forth herein.

    69. Under the GBCC, the shareholders of Healthdyne have the right to elect and remove directors. Subject only to limitations contained in the articles of incorporation, the duly elected directors are empowered to exercise all corporate powers and to direct the management of the business and affairs of the corporation.

    70. O.C.G.A. Section 14-2-624 ("Section 624") authorizes the Board of a Georgia corporation to issue certain shareholder rights (such as those commonly found in "poison pill" plans). The comment to Section 624 makes it clear that this authority is limited by the directors' fiduciary obligations to the corporation. Section 624 does not and cannot authorize the Dead-Hand Provision because its amendment and redemption restrictions conflict with other provisions of the GBCC and are in breach of the Director Defendants' fiduciary duties.

    71. The Dead-Hand Provision (which is not contained in the articles of incorporation) violates the GBCC and the Director Defendants' fiduciary duties by impinging on Healthdyne's shareholders' rights to elect and remove directors, by rendering any future proxy contest futile, and by preventing future directors from exercising all corporate powers and managing the business and affairs of Healthdyne.

    72.  Plaintiffs have no adequate remedy at law.

                                       COUNT II
                         INJUNCTIVE AND DECLARATORY RELIEF -
                   DEAD-HAND PROVISION - SUPREMACY CLAUSE VIOLATION

    73. Plaintiffs repeat and reallege each allegation contained in Paragraphs 1 through 72 of this Complaint as if fully set forth herein.

    74. Plaintiffs' Offer is being made in conformity with the Williams Act. The Williams Act establishes a comprehensive, uniform system for regulating interstate tender offers. In enacting the Williams Act, Congress explicitly recognized the economic benefits created by tender offers; these benefits include (a) providing investors an opportunity to sell their shares at advantageous premiums over prevailing market prices, and (b) providing a mechanism for the removal of entrenched management who fail to generate maximum returns on shareholders' equity investments.

    75. The Williams Act reflects Congress's judgment and philosophy that shareholders themselves should be able to determine when it is in their best interests to tender their shares to an offeror. Thus, the Williams Act deliberately strikes a neutral balance, favoring neither an offeror nor incumbent management, so that shareholders' interests receive maximum protection.

    76. To achieve these ends, the Williams Act requires that shareholders receive specific information deemed by the SEC to be material to an informed decision to tender securities or to decline an offer. Removing all artificial barriers to the exercise of shareholder choice, the Williams Act is specifically designed to enable shareholders to take advantage of tender offers that maximize their economic interests.

    77. To the extent Section 624 is adjudged to permit the Dead-Hand Provision, it conflicts with the Williams Act and is thus unconstitutional because it violates the Supremacy Clause of the United States Constitution, which accords supremacy to United States law over conflicting state laws. U.S. Const. art. VI, cl. 2.

    78.  Plaintiffs have no adequate remedy at law.

                                      COUNT III
                         INJUNCTIVE AND DECLARATORY RELIEF -
                   DEAD-HAND PROVISION - COMMERCE CLAUSE VIOLATION

    79. Plaintiffs repeat and reallege each allegation contained in Paragraphs 1 through 78 of this Complaint as if fully set forth herein.

    80. Healthdyne's shares are widely held outside Georgia. Therefore, the Offer constitutes a substantial securities transaction in interstate commerce, employing interstate instrumentalities and facilities in the communication of the Offer and in transactions for the purchase and sale of Healthdyne's securities occurring across state lines.

    81.  The Commerce Clause of the United States Constitution provides that:
"Congress shall have the power . . . [t]o regulate commerce . . . among the several states." U.S. Const., art. 1, Section 8, cl. 3.

    82. To the extent Section 624 as applied to the Offer and Proposed Merger is adjudged to permit the Dead-Hand Provision, it violates the Commerce Clause by imposing a substantial and adverse burden on interstate commerce. Specifically, the Dead-Hand Provision:

    (a) deters and/or substantially eliminates nationwide tender offers for Georgia corporations with such provisions, except offers that are approved by incumbent management;

    (b) burdens Invacare and other prospective tender offerors in their efforts to buy securities from willing sellers of Healthdyne stock located throughout the United States;

    (c) burdens Healthdyne shareholders throughout the United States in their efforts to sell their shares at a premium;

    (d) substantially interferes with and diminishes access to the national securities market; and

    (e) impedes the injection into interstate commerce of millions of dollars by means of the Offer and Proposed Merger and interferes with the efficient allocation of economic resources.

    83. These burdens imposed on interstate commerce far outweigh any purported local benefits. To the extent that the Dead-Hand Provision reduces or eliminates shareholder autonomy and entrenches existing management, it is detrimental to the interests of shareholders.

    84. The undue burden on interstate commerce created by the Dead-Hand Provision has a direct and substantial impact in this case.

    85.  Plaintiffs have no adequate remedy at law.

                                       COUNT IV
                  INJUNCTIVE AND DECLARATORY RELIEF - POISON PILL -
                               BREACH OF FIDUCIARY DUTY

    86. Plaintiffs repeat and reallege each allegation contained in Paragraphs 1 through 85 of this Complaint as if fully set forth herein.

    87. The Offer and Proposed Merger are fully financed; non-coercive and non-discriminatory; fair to Healthdyne's shareholders; and represent a substantial premium over the market price of Healthdyne shares as of the trading date prior to Invacare's initial January 2, 1997 proposal to acquire Healthdyne.

    88. The Offer and Proposed Merger comply with all applicable laws, obligations, and agreements and pose no threat to the interests of Healthdyne's shareholders or to Healthdyne's corporate policy or effectiveness. Defendants' use of or reliance upon the Poison Pill, including its Dead-Hand Provision, to prevent Healthdyne's shareholders from deciding for themselves whether or not to accept the Offer is not proportionate to any threat posed, nor within the range of reasonable responses to the Offer or the Proposed Merger, forecloses effective shareholder action, and is in breach of the Director Defendants' fiduciary duties. Plaintiffs seek declaratory and injunctive relief against such breaches of fiduciary duties.

    89. Defendants' refusal to redeem or amend the Poison Pill so as to block the Offer and Proposed Merger also violates the Director Defendants' fiduciary duties because such action will deny plaintiffs meaningful access to or control over the assets of Healthdyne and will hinder or prevent plaintiffs from exercising their fundamental shareholder rights under Georgia law.

    90.  Plaintiffs have no adequate remedy at law.

                                       COUNT V
                      INJUNCTIVE AND DECLARATORY RELIEF - USE OF
                    FAIR PRICE STATUTE - BREACH OF FIDUCIARY DUTY

    91. Plaintiffs repeat and reallege each allegation contained in Paragraphs 1 through 90 of this Complaint as if fully set forth herein.

    92. The Fair Price Statute is intended to prevent coercive and inadequate two-tier tender offer and merger transactions.

    93. However, plaintiffs' all-cash Offer is fully-financed, non-coercive, and non- discriminatory, and non-tendering shareholders are to receive the same per share cash consideration in the Proposed Merger as in the Offer. The Offer and the Proposed Merger are fair and represent a substantial premium over the market price of Healthdyne shares on

December 31, 1996, the trading day prior to Invacare's initial January 2, 1997 proposal to acquire Healthdyne.

    94. Therefore, application of the Fair Price Statute to impede, delay, or prevent shareholder consideration of the Offer would be improper and in derogation of the Director Defendants' fiduciary duties.

    95. Healthdyne and the Director Defendants should be enjoined from using the Fair Price Statute for the improper purpose of impeding shareholder consideration of the Offer.

    96.  Plaintiffs have no adequate remedy at law.

                                       COUNT VI
                  INJUNCTIVE AND DECLARATORY RELIEF - USE OF GEORGIA
               BUSINESS COMBINATION STATUTE - BREACH OF FIDUCIARY DUTY

    97. Plaintiffs repeat and reallege each allegation contained in Paragraphs 1 through 96 of this Complaint as if fully set forth herein.

    98. The Business Combination Statute is intended to prevent coercive and inadequate tender offers.

    99. However, Invacare's Offer and Proposed Merger are fully financed, non-coercive, and non-discriminatory. The Offer and Proposed Merger are fair and represent a substantial premium over the market price of Healthdyne shares on December 31, 1996, the trading day prior to Invacare's initial January 2, 1997 proposal to acquire Healthdyne.

    100. Therefore, application of the Business Combination Statute to impede, delay, or prevent shareholder consideration of the Offer and Proposed Merger would be improper and in derogation of the Director Defendants' fiduciary duties.

    101. Healthdyne and the Director Defendants should be enjoined from using the Business Combination Statute for the improper purpose of impeding shareholder consideration of the Offer and Proposed Merger.
    102. Plaintiffs have no adequate remedy at law.

                                      COUNT VII

                         INJUNCTIVE AND DECLARATORY RELIEF -
                   FAIR PRICE STATUTE - SUPREMACY CLAUSE VIOLATION

    103. Plaintiffs repeat and reallege each allegation contained in Paragraphs 1 through 102 of this Complaint as if fully set forth herein.

    104. This claim for relief arises under the Supremacy Clause of the United States Constitution.

    105. To the extent that the Fair Price Statute (a) purports to fix the price at which shares may be acquired in connection with a business combination according to a rigid statutory formula, and (b) purports to require payment of a price to non-tendering shareholders in the merger that is higher than the price paid to tendering shareholders in the tender offer, it conflicts with the Williams Act and is thus unconstitutional because it violates the Supremacy Clause of the United States Constitution, which accords supremacy to United States law over conflicting state laws. U.S. Const., art. VI, cl. 2.

    106. Plaintiffs have no adequate remedy at law.

                                      COUNT VIII

                         INJUNCTIVE AND DECLARATORY RELIEF -
                    FAIR PRICE STATUTE - UNITED STATES AND GEORGIA
                              CONSTITUTIONAL VIOLATIONS

    107. Plaintiffs repeat and reallege each allegation contained in Paragraphs 1 through 106 of this Complaint as if fully set forth herein.

    108. This claim for relief arises under the Due Process and Commerce
Clauses of the United States Constitution and the Due Process Clause of the Constitution of the State of Georgia. U.S. Const. amends. V and XIV; Ga. Const. art. I, Section I, par. I.

    109. By fixing the price at which shares may be acquired in connection with a business combination according to a rigid statutory formula, the Fair Price Statute deprives interested shareholders of the fundamental freedoms guaranteed by the Due Process Clauses of the United States and Georgia Constitutions and imposes an undue burden on interstate commerce which far outweighs any purported local benefits in violation of the Commerce Clause of the United States Constitution.

    110. For example, in requiring that, under certain circumstances, non-tendering shareholders receive a higher price for their shares in the merger than tendering shareholders in the tender offer, the Fair Price Statute fails to employ means related to the effectuation of its purported purpose of equal treatment for all shareholders.
    111. Accordingly, to the extent that the Fair Price Statute would require payment of a price to non-tendering shareholders in the Proposed Merger that is higher than the price paid to tendering shareholders in the Offer, it is invalid, unconstitutional, and void as so applied under the Due Process and Commerce Clauses of the United States Constitution and the Due Process Clause of the Georgia Constitution.

    112. Plaintiffs have no adequate remedy at law.

                                       COUNT IX

                         INJUNCTIVE AND DECLARATORY RELIEF -
                      AGGREGATE EFFECT OF STATE LAWS - SUPREMACY
                            AND COMMERCE CLAUSE VIOLATIONS

    113. Plaintiffs repeat and reallege each allegation in Paragraphs 1 through 112 of this Complaint as if fully set forth herein.

    114. As implemented and applied together, Section 624, if adjudged to permit the Dead-Hand Provision; the Business Combination Statute, if the Director Defendants fail to approve the Offer and Proposed Merger for the purposes thereof; and the Fair Price Statute, if the Director Defendants fail to approve the Offer and Proposed Merger for the purposes thereof and to the extent that it requires payment of a price to non-tendering shareholders in the Proposed Merger that is higher than the price paid to tendering shareholders in the Offer, would

         (a) conflict with the Williams Act, and thus violate the Supremacy Clause of the United States Constitution, article VI, clause 2, which accords supremacy to United States law over conflicting state laws; and

         (b) impose substantial and adverse burdens on interstate commerce which far outweigh any purported local benefits, and thus violate the Commerce Clause of the United States Constitution, article 1, section 8, clause 3.

    115. Plaintiffs have no adequate remedy at law.

                                       COUNT X
                 INJUNCTIVE AND DECLARATORY RELIEF - OTHER ATTEMPTS
            TO IMPEDE OFFER AND PROPOSED MERGER - BREACH OF FIDUCIARY DUTY

    116. Plaintiffs repeat and reallege each allegation contained in Paragraphs 1 through 115 of this Complaint as if fully set forth herein.

    117. The Offer and Proposed Merger are all-cash, fully-financed, non-coercive, and non-discriminatory and comply with all applicable laws, obligations, and agreements. Healthdyne and the Director Defendants should not be permitted to manipulate the existing corporate machinery or to adopt new defensive measures that would have the effect of delaying, impeding, or blocking plaintiffs' Offer, the election of the New Directors, or the Proposed Merger, or that would have the effect of preventing Healthdyne's shareholders from freely considering whether to accept the Offer and approve the Proposed Merger. Nor should Healthdyne and the Director Defendants be permitted to delay, impede, or prevent consummation of the Offer and Proposed Merger by litigation in other forums. This matter is now before this Court, which is fully capable of resolving all issues relating to the Offer and Proposed Merger. Attempts to litigate these matters in other forums would be for the improper purpose of delaying, impeding, or preventing consummation of the Offer and Proposed Merger and therefore would be in derogation of the Director Defendants' fiduciary duties.

    118. Thus, Healthdyne and the Director Defendants should be enjoined from using such devices for the improper purpose of impeding shareholder consideration of the Offer.

    119. Plaintiffs have no adequate remedy at law.

         WHEREFORE, plaintiffs respectfully request that this Court enter an order:
         (a) declaring and adjudging that the Dead-Hand Provision is invalid and unenforceable under Georgia law and is in violation of the Director Defendants' fiduciary duties; compelling the Director Defendants to amend the Poison Pill to delete the Dead-Hand Provision and enjoining Healthdyne, the Director Defendants, and Healthdyne's officers, successors, agents, servants, subsidiaries, employees and attorneys from taking any actions to enforce or apply the Dead-Hand Provision that (i) would interfere with plaintiffs' voting rights, (ii) discriminate in any way against plaintiffs in the exercise of their rights with respect to their Healthdyne stock,
    (iii) impede or frustrate the ability of Healthdyne's shareholders to consider and make their own determination as to whether to elect New Directors and/or accept the terms of the Offer and/or approve the Proposed Merger, or (iv) otherwise interfere, impede, or delay the commencement, continuation, or consummation of the Offer or Proposed Merger;

         (b) in the event the Dead-Hand Provision is adjudged permissible under Section 624, declaring that Section 624 is unconstitutional as applied to the Offer and Proposed Merger to the extent that it permits the Dead-Hand Provision because (i) it is in conflict with the Williams Act and thus violates the Supremacy Clause of the United States Constitution, and
    (ii) it violates the Commerce Clause of the United States Constitution;

         (c) compelling the Director Defendants to redeem the Rights associated with the Poison Pill or to amend the Poison Pill so as to make the Rights inapplicable to the

Offer and Proposed Merger, and enjoining Healthdyne, the Director Defendants, and Healthdyne's officers, successors, agents, servants, subsidiaries, employees and attorneys from taking any action to implement, distribute, or recognize any rights or powers with respect to said Rights (other than to redeem or amend the Rights in accordance with the order), and from taking any actions pursuant to the Poison Pill that would dilute or interfere with plaintiffs' voting rights or in any other way discriminate against plaintiffs in the exercise of their rights with respect to their Healthdyne stock;

         (d) compelling the Director Defendants to approve the Offer and Proposed Merger pursuant to the Fair Price Statute and enjoining Healthdyne, the Director Defendants, and Healthdyne's officers, successors, agents, servants, subsidiaries, employees and attorneys from taking any actions to enforce or apply the Fair Price Statute that would interfere with the commencement, continuation, or consummation of the Offer or Proposed Merger;

         (e) compelling the Director Defendants to approve the Offer and Proposed Merger for the purpose of the Business Combination Statute and enjoining Healthdyne, the Director Defendants, and Healthdyne's officers, successors, agents, servants, subsidiaries, employees and attorneys from taking any actions to enforce or apply the Business Combination Statute that would interfere with the commencement, continuation, or consummation of the Offer or Proposed Merger;

         (f) declaring that the Fair Price Statute is unconstitutional as applied to the Offer and Proposed Merger because (i) it is in conflict with the Williams Act and thus violates the Supremacy Clause of the United States Constitution, and (ii) it violates the Due Process and Commerce Clauses of the United States Constitution and the Due Process Clause of the Georgia Constitution;

         (g) declaring that Section 624 (to the extent it is adjudged to permit the Dead-Hand Provision), the Business Combination Statute, and the Fair Price Statute are, as implemented and applied together to the Offer and Proposed Merger, unconstitutional because (i) they are in conflict with the Williams Act and thus violate the Supremacy Clause of the United States Constitution, and (ii) they violate the Commerce Clause of the United States Constitution;

         (h) enjoining Healthdyne, the Director Defendants, and Healthdyne's officers, successors, agents, servants, subsidiaries, employees and attorneys from taking any steps to impede or frustrate the ability of Healthdyne's shareholders to consider and make their own determination as to whether to accept the terms of the Offer or approve the Proposed Merger or taking any other action to thwart or interfere with the Offer or Proposed Merger;

         (i) declaring and adjudging that the Offer and Proposed Merger comply with all applicable laws, obligations, and agreements;

         (j) declaring and adjudging that Healthdyne, the Director Defendants, and Healthdyne's officers, successors, agents, servants, subsidiaries, employees and attorneys may not commence, and enjoining them from commencing, in any forum other than this Court, any judicial proceedings that would require litigation, by way of claim, defense, or counterclaim, of any of the claims, defenses, or counterclaims which may be asserted in this lawsuit and that would delay or impede commencement, continuation, or consummation of the Offer or Proposed Merger, including, without limitation, any proceedings challenging the Offer or Proposed Merger or seeking to enforce, apply, or declare the validity of any of Healthdyne's anti-takeover devices or other defensive measures;

         (k) awarding plaintiffs their costs and disbursements in this action, including reasonable attorneys' fees; and

         (l) granting such other and further relief as to the Court seems just and proper.

Dated: January 27, 1997
                                  KING & SPALDING

                                  /s/ M. Robert Thornton
                                  -------------------------
                                  M. Robert Thornton
                                  Georgia Bar No. 710475
                                  Michael R. Smith
                                  Georgia Bar No. 661689
                                  David J. Onorato
                                  Georgia Bar No. 553826

191 Peachtree Street, N.E.        Attorneys for Plaintiffs Invacare Corporation
Atlanta, Georgia  30303           and I.H.H. Corp.
Telephone: (404) 572-4600
Facsimile: (404) 572-5100

Of Counsel:

SIMPSON THACHER & BARTLETT
425 Lexington Avenue
New York, New York  10017
(212) 455-2000